

February 7, 2014

Ralph E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

Re: Poage Bankshares, Inc
Amendment No. 1 to Registration Statement on Form S-4
Filed February 3, 2014
File No. 333-193157

Dear Mr. Coffman:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise to provide a recent developments section to disclose financial results for the quarter ended 12/31/2013, together with a discussion of your results.

2. We note your response to comment 2 and disclosure on page 13. It is unclear in your response why it is not practicable to provide audited 12/31/2012 financial statements for Town Square Financial Corporation, especially when Town Square Bank was required by federal law to provide audited financial statements to its bank regulators. Please provide audited 12/31/2012 financial statements for Town Square Financial Corporation in your next amendment, or explain in greater detail in a response why it is not practicable. If the latter, in your response address whether the 12/31/2012 financial statements for Town Square Bank were prepared in conformity with U.S. GAAP and the audit performed under U.S. GAAS or PCAOB standards. In addition, provide us with the Bank's total assets, shareholders equity, and net income as of 12/31/12.

The Unaudited Pro Forma Condensed Combined Financial Statements…, page 26

3. Revise this risk factor to explain, in detail, the reason why management believes that the assumptions used in determining the pro-forma information makes the presentation subject to additional risk or uncertainty. Please revise your other disclosure, including your pro-forma presentation based upon your response.

The Opinion of Town Square's Financial's Financial Advisor Will Not Reflect…, page 28

4. Revise this risk factor, and its heading, to clarify that the opinion that Town Square's Board considered in making its recommendation to Town Place shareholders to vote "For" the agreement has not been updated. Please also clarify why the determination by the Board to continue to recommend the merger, without an updated opinion, is a risk to shareholders.

Town Square Financial's Board of Directors Unanimously Recommends…, page 43

5. Revise this section to clarify whether Town Square's Board was aware that Poage's asset size and total loans declined over the prior two years.

Prior Comment 30
Material U.S. Federal Income Tax Consequences, page 62

6. Please revise this section to clarify that the disclosure is based upon and summarized the opinion of Luse Gorman. Also, please re-file the tax opinion so that it addresses all material federal tax consequences and provides your complete legal analysis, including any relevant assumptions without referring to the discussion in the prospectus for parts of the opinion. Alternatively, revise to make the discussion in the document counsel's opinion and file a short-form opinion. In either case, please revise the opinion and discussion to be consistent with Corporation Finance's Staff Legal Bulletin No. 19, section IIIB on long or short form opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
Mark Levy
Luse Gorman Pomerenk & Schick PC